EXHIBIT 4.8

HUTCHINSON TECHNOLOGY INCORPORATED

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of June 17, 2011

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of June 17, 2011 (this “First Supplemental Indenture”), between Hutchinson Technology Incorporated, a corporation duly organized and existing under the laws of the State of Minnesota (the “Company”), and Wells Fargo Bank, National Association, as trustee (the “Trustee”), amends and supplements the 8.50% Convertible Senior Notes Due 2026 Indenture, dated as of February 11, 2011, between the Company and the Trustee (the “Original Indenture”).

RECITALS

WHEREAS, the Company executed and delivered the Original Indenture to the Trustee to provide for the issuance of the Company’s 8.50% Convertible Senior Notes due 2026 (the “Notes”) from time to time;

WHEREAS, pursuant to Section 10.01(i) of the Original Indenture, the Company desires to include in this First Supplemental Indenture amendments to the Original Indenture that remove certain restrictions on adjustments that can be made to the Conversion Rate; and

WHEREAS, the Company has requested that the Trustee execute and deliver this First Supplemental Indenture, and all requirements necessary to make this First Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms, and to make the Notes, when executed by the Company and authenticated and delivered by the Trustee, the valid, binding and enforceable obligations of the Company, have been done and performed, and the execution and delivery of this First Supplemental Indenture has been duly authorized in all respects.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definition of Terms. For all purposes of this First Supplemental Indenture:

(a) a term not defined herein that is defined in the Original Indenture has the same meaning when used in this First Supplemental Indenture;

(b) the definition of any term in this First Supplemental Indenture that is also defined in the Original Indenture shall supersede the definition of such term in the Original Indenture;

(c) a term defined anywhere in this First Supplemental Indenture has the same meaning throughout;

(d) the singular includes the plural and vice versa; and

(e) headings are for convenience of reference only and do not affect interpretation.

ARTICLE II

AMENDMENT TO THE ORIGINAL INDENTURE

Section 2.01 Amendment to Section 4.01 of the Original Indenture. Section 4.01(f) of the Original Indenture is hereby deleted in its entirety and replaced with the following:

(f)   If prior to January 15, 2015, there shall have occurred a Fundamental Change (or an event that would have been a Change of Control but for the existence of the 105% Trading Price Exception) (a “Make-Whole Fundamental Change”), the Company shall pay a “Make Whole Premium” to the Holders of the Securities who convert their Securities during the period beginning on the Fundamental Change Effective Date and ending at the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date by increasing the Conversion Rate for such Securities. The number of additional shares of Common Stock per $1,000 principal amount of Securities constituting the Make Whole Premium shall be determined by the Company by reference to the table below, based on the Fundamental Change Effective Date and the Stock Price of such Fundamental Change; provided that if the Stock Price or Fundamental Change Effective Date are not set forth on the table: (i) if the actual Stock Price on the Fundamental Change Effective Date is between two Stock Prices on the table or the actual Fundamental Change Effective Date is between two Fundamental Change Effective Dates on the table, the Make Whole Premium will be determined by a straight-line interpolation between the Make Whole Premiums set forth for the two Stock Prices and the two Fundamental Change Effective Dates on the table based on a 365-day year, as applicable, (ii) if the Stock Price on the Fundamental Change Effective Date exceeds $15.00 per share, subject to adjustment as set forth herein, no Make Whole Premium will be paid, and (iii) if the Stock Price on the Fundamental Change Effective Date is less than $5.00 per share, subject to adjustment as set forth herein, no Make Whole Premium will be paid. If Holders of the Common Stock receive only cash in the Fundamental Change, the Stock Price shall be the cash amount paid per share of the Common Stock in connection with the Fundamental Change. Otherwise, the Stock Price shall be equal to the average Closing Prices of the Common Stock for each of the 10 Trading Days immediately preceding, but not including, the applicable Fundamental Change Effective Date.

Make Whole Premium Upon Make-Whole Fundamental Change (Increase in Applicable Conversion Rate)
Stock Price on Fundamental Change Effective Date	February 11, 2011	January 15, 2012	January 15, 2013	January 15, 2014	January 15, 2015
$5.00	75.9650	73.4250	72.0830	72.9060	83.7040
$6.00	56.9800	53.1980	50.4570	47.9520	50.3710
$7.00	44.3770	39.8170	36.3140	32.3530	26.5610
$8.00	35.5970	30.5500	26.5100	22.2690	8.7040
$9.00	29.2490	23.9230	19.3660	15.4970	0.0000
$10.00	24.5250	19.0740	13.9280	10.7380	0.0000
$11.00	20.9240	15.4650	9.6460	7.2400	0.0000
$12.00	18.1230	12.7430	6.2010	4.5700	0.0000
$13.00	15.9060	10.6650	3.4030	2.4800	0.0000
$14.00	14.1240	9.0620	1.1370	0.8260	0.0000
$15.00	12.6670	7.8090	0.0000	0.0000	0.0000

The Stock Prices set forth in the first column of the table above will be adjusted as of any date on which the Conversion Rate of the Securities is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of additional shares set forth in the table above will be adjusted in the same manner as the Conversion Rate as set forth in Section 4.06 hereof, other than as a result of an adjustment of the Conversion Rate by adding the Make Whole Premium as described above.

The additional shares of Common Stock delivered to satisfy the Company’s obligations to Holders that convert their Securities in connection with a Make-Whole Fundamental Change and cash in lieu of fractional shares will be delivered by the Company upon the later of the settlement date for the conversion and promptly following the Fundamental Change Effective Date or the effective date of such other event.

Promptly upon the occurrence of any Make-Whole Fundamental Change, the Company shall deliver notice to each Holder and the Trustee, which notice will state that a Make-Whole Fundamental Change has occurred and include the Make-Whole Premium, if any. Simultaneously with delivering such notice, the Company shall publish the information contained in such notice on its website.

Section 2.02 Amendment to Section 4.07 of the Original Indenture. Section 4.07(e) of the Original Indenture is hereby deleted in its entirety.

Section 2.03 Amendment to Section 4.12 of the Original Indenture. Section 4.12 of the Original Indenture is hereby deleted in its entirety and replaced with the following:

Section 4.12 Voluntary Increase.

The Company from time to time may increase the Conversion Rate, to the extent permitted by law, by any amount for any period of time if the period is at least 20 Business Days, and the Company provides 15 days’ prior written notice to any increase in the Conversion Rate to the Trustee and Holders. The Company may also make such an increase to the Conversion Rate as the Board of Directors determines would avoid or diminish income tax to holders of shares of Common Stock in connection with a dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

ARTICLE III

MISCELLANEOUS

Section 3.01 Ratification of Indenture. The Original Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Original Indenture in the manner and to the extent herein and therein provided.

Section 3.02 Trustee Not Responsible for Recitals. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture.

Section 3.03 New York Law to Govern. This First Supplemental Indenture and the Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 3.04 Separability. In case any one or more of the provisions contained in this First Supplemental Indenture or in the Notes or either of them shall for any reason be held to be invalid, illegal or unenforceable in any respect, then, to the extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provisions of this First Supplemental Indenture or of the Notes, but this First Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 3.05 Counterparts. This First Supplemental Indenture may be executed in any number of counterparts each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, as of the day and year first written above.

HUTCHINSON TECHNOLOGY INCORPORATED

By:	/s/ David P. Radloff
	Name: Title:	David P. Radloff Vice President and Chief Executive Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, solely as Trustee hereunder and not in its individual capacity

By:	/s/ Richard Prokosch
	Name: Title:	Richard Prokosch Vice President